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                                                                  EXHIBIT (a)(9)


[ARC LOGO]


FOR IMMEDIATE RELEASE

            ALLIED RISER COMMUNICATIONS ("ARC") COMPLETES CASH TENDER OFFER FOR ITS 7.50% CONVERTIBLE SUBORDINATED NOTES DUE 2007

(DALLAS, TX, JUNE 12) -- Allied Riser Communications Corporation (Nasdaq: ARCC) today announced the completion of its tender offer to purchase any and all of its outstanding 7.50 percent Convertible Subordinated Notes Due 2007 (the "Notes"). ARC accepted for purchase $26.4 million aggregate principal amount of the Notes, representing approximately 17.6 percent of the $150 million aggregate principal amount of Notes outstanding prior to the tender offer. The tender offer expired at 5:00 p.m. New York City time, on Monday, June 11, 2001.

ARC announced on May 11, 2001 that it would purchase any and all of its Notes at a purchase price of $280 in cash per $1,000 principal amount of Notes, plus accrued but unpaid interest on the Notes up to but excluding the date on which ARC deposits the funds to purchase the accepted Notes with the depositary for the tender offer. ARC expects to deposit the funds necessary to purchase the accepted principal amount of the Notes with the depositary today.

Goldman, Sachs & Co. acted as Dealer Manager, and MacKenzie Partners, Inc. acted as Information Agent, in the tender offer.

ABOUT ALLIED RISER COMMUNICATIONS

ARC is a pioneer in delivering reliable and innovative, "first mile" broadband services and applications that enable small- and medium-sized business owners to concentrate on running their companies, while leveraging ARC's expertise to meet their communications needs. ARC designs, constructs, deploys and manages high-speed, broadband networks inside commercial office buildings located in major North American markets. Dallas-based ARC combines a balance of real estate and technology expertise with an understanding of customers' specific business communication needs to provide unbundled data communication solutions.

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CONTACT:
Joey D. Mooring; Sr. Mgr. Corp. Comm. & Investor Relations; ARC; 214/560-2357; jmooring@arcmail.com